UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING
NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)     ☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Telecom Italia Media S.p.A.
(Name of Subject Company)

Not Applicable
(Translation of Subject Company’s Name into English (if applicable))

Italy
(Jurisdiction of Subject Company’s Incorporation or Organization)

Telecom Italia S.p.A.
(Name of Person(s) Furnishing Form)

Ordinary Shares and Savings Shares
(Title of Class of Subject Securities)

Not Applicable
(CUSIP Number of Class of Securities (if applicable))

Rocco Ramondino
Telecom Italia Media S.p.A.
Via della Pineta Sacchetti 229
00168 Rome
Italy
Telophone: +39 06 36881

with copies to:

Umberto Pandolfi
Telecom Italia S.p.A.
Via Gaetano Negri 1
20123 Milan
Italy
Telophone: +39 06 36882892

and:

Jeffrey M. Oakes
Davis Polk & Wardwell London LLP
5 Aldermanbury Square
London EC2V 7HR
United Kingdom
Telophone: +44 20 7418 1300

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Not Applicable
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1.  Home Jurisdiction Documents

(a)(1)  English joint press release of Telecom Italia S.p.A. and Telecom Italia Media S.p.A. dated February 19, 2015 relating to the proposed merger.

(2)  Notice of convening of Ordinary and Extraordinary Meeting (in a single call) of Telecom Italia Media S.p.A.’s Ordinary Shareholders to, among other matters, approve plan for the merger of Telecom Italia Media S.p.A. with and into Telecom Italia S.p.A. dated February 19, 2015.

(b) Not applicable.

Item 2.  Informational Legends

The merger described herein relates to the securities of two foreign companies.  The merger in which Telecom Italia Media S.p.A. ordinary shares and savings shares will be converted into Telecom Italia S.p.A. ordinary shares and saving shares, respectively, is subject to disclosure and procedural requirements of a foreign country that are different from those of the United States.  Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since Telecom Italia S.p.A. and Telecom Italia Media S.p.A. are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries.  You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws.  It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that Telecom Italia S.p.A. may purchase securities of Telecom Italia Media S.p.A. otherwise than under the merger offer, such as in open market or privately negotiated purchases.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	Not applicable.

(2)	Not applicable.

(3)	Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

(1)	A written irrevocable consent on Form F-X filed concurrently by Telecom Italia S.p.A. with the Commission.

(2)	Not applicable.

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Exhibit Index

Exhibit Number	Description

1.0	English joint press release of Telecom Italia S.p.A. and Telecom Italia Media S.p.A. dated February 19, 2015 relating to the proposed merger.

1.1	Notice of convening of Ordinary and Extraordinary Meeting (in a single call) of Telecom Italia Media S.p.A.’s Ordinary Shareholders to, among other matters, approve plan for the merger of Telecom Italia Media S.p.A. with and into Telecom Italia S.p.A. dated February 19, 2015.

I-1-3

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Umberto Pandolfi
(Signature)

Umberto Pandolfi – Company Manager
(Name and Title)

February 19, 2015
(Date)

I-1-4